Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: October 27, 2021

Enel X And Gogoro Partner To Make The Power Grid In Taiwan Smarter

Enel X and Gogoro announce new collaboration to provide critical support to Taiwan's electricity grid

TAIPEI, Taiwan, Oct. 26, 2021 /PRNewswire/ -- Enel X, the world's leading virtual power plant (VPP) and demand response service provider, and Gogoro®, a global technology leader in battery swapping ecosystems that enable sustainable urban mobility, today announced they will support the integration of more renewable power on electricity grids utilizing Enel X's VPP platform and Gogoro Network's battery swapping platform, beginning in Taiwan. The project is designed to support the local electricity grid run by Taiwan Power Company (TPC), Taiwan's public power utility. The announcement was made during a TPC hosted press conference in Taipei, Taiwan.

ENEL X AND GOGORO PARTNER TO MAKE THE POWER GRID IN TAIWAN SMARTER

"As a global leader in sustainable urban transportation and battery swapping refueling, Gogoro is committed to working with public utilities like TPC in Taiwan, and industry leaders like Enel X, to utilize the full potential of innovative technologies like time-shifted power to support the transition to renewable power, first in Taiwan and in additional markets in the future," said Horace Luke, founder and CEO, Gogoro. "By joining Enel X's digitalized VPP platform, we blend our ecosystems of innovative technologies together to support public utilities incorporating new renewable energy sources."

Enel X enables businesses to unlock significant value while supporting the renewable energy transition. It does this by aggregating distributed energy resources to create a 'virtual power plant' that provides dispatchable capacity to help support the electricity grid. Thanks to availability of sustainable mobility and demand response programs, there is a further possibility to integrate renewable power on electricity grids. These new resources will be increasingly important as Taiwan works to meet its net-zero clean energy targets, which will require the integration of large amounts of variable renewable power generation into Taiwan's electricity system.

"We are excited to add Gogoro to our VPP network as we work to support the decarbonization and electrification of Taiwan's energy sector. Through our collaboration, Gogoro will be the first electric mobility provider in Taiwan to participate in a VPP, and they will participate alongside other progressive businesses across Taiwan that recognize this opportunity to earn a significant new revenue stream while furthering their sustainability objectives," said Jeff Renaud, Head of Enel X Asia and Oceania. "We see huge potential in connecting Gogoro's unique distributed network of battery swapping stations with our VPP platform, both here in Taiwan and potentially overseas. In doing so, we can together create new resources that support the renewable energy transition, while also accelerating the electrification of transport."

When called on by TPC, Enel X's VPP automatically adjusts its networks' power use – including Gogoro's GoStations – to help protect the grid and maintain stable electricity supply.

Gogoro Network

The Gogoro Network is an open platform for battery swapping and smart mobility services, delivering a fresh alternative to legacy fuel. Gogoro Network creates a new generation of swappable battery refueling that is smart, scalable, and continually optimizing itself to be dynamic and versatile for people, communities, and businesses. Currently in Taiwan, Gogoro has more than 2,100 GoStation battery swapping stations with nearly 1.3 GWh of power. The Powered by Gogoro Network Program gives Gogoro's vehicle maker partners access to Gogoro innovations including its intelligent drivetrains and controllers, components, and smart systems, so they can develop and roll out unique electric vehicles that integrate with Gogoro Network battery swapping.

About Enel X

Enel X is Enel Group's global business line offering services that accelerate innovation and drive the energy transition. A global leader in the advanced energy solution sector, Enel X manages services such as demand response for around 7.4 GW of total capacity at global level and 137 MW of storage capacity installed worldwide, as well as 232,000 electric vehicle charging points made available around the globe. Through its advanced solutions, including energy management, financial services and electric mobility, Enel X provides each customer with an intuitive, personalized ecosystem of tech platforms and consulting services, focusing on sustainability and circular economy principles in order to provide people, communities, institutions and companies with an alternative model that respects the environment and integrates technological innovation into daily life. Each solution has the power to turn decarbonization, electrification and digitalization goals into sustainable actions for everyone, in order to build a more sustainable and efficient world together.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro's battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro

SOURCE Gogoro Inc and Enel X

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future and the capability of Gogoro’s technology, Gogoro’s business plans are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination with Poema Global, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.